UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2020

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

EXPLANATORY NOTE

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of the Company entitled “Pyxis Tankers Announces Date for the Release of the Fourth Quarter and the Year Ended December, 2019 Results and Related Conference Call & Webcast”.

Attached as Exhibit 99.2 to this Report on Form 6-K is the press release of the Company entitled “Pyxis Tankers Inc. Announces Financial Results for the Three Months and Year Ended December 31, 2019”.

Attached as Exhibit 99.3 to this Report on Form 6K is a description of Amendment No. 2 to the Amended and Restated Head Management Agreement between the Company and Pyxis Maritime Corp. dated March 18, 2020 (the “Amended Head Management Agreement”).

The information contained in this Report on Form 6-K, except for the commentary by the Company’s Chairman and Chief Executive Officer contained in Exhibit 99.2, is hereby incorporated by reference into the following Registration Statements of the Company:

●	Registration Statement on Form F-3 (File No. 333-222160) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2017; and

●	Registration Statement on Form F-3 (File No. 333-222848) filed with the SEC on February 2, 2018.

Exhibit Number	Document

99.1	Press Release, dated March 16, 2020
99.2	Press Release, dated March 20, 2020
99.3	Description of the Amended Head Management Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

	By:	/s/ Henry Williams
	Name:	Henry Williams
	Title:	Chief Financial Officer

Date: March 20, 2020